File No.  69-250

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.

FORM U-3A-2

Statement by Holding Company Claiming Exemption under Rule U-3A-2 from the Provisions of the

Public Utility Holding Company Act of 1935

To be Filed Annually Prior to March 1

TECO Energy, Inc. hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 (the “Act”) and submits the following information:

1.	Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.

Claimant, TECO Energy, Inc. (“TECO Energy”), is a corporation organized on January 15, 1981 under the laws of the State of Florida and a holding company exempt from registration pursuant to Rule 2 under the Act (File no. 69-250). TECO Energy owns no operating assets, but does own directly or indirectly the common stock of, or an ownership interest in, 137 subsidiaries.

Name and location	State of organization and nature of business
TECO Energy, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Parent company.

Tampa Electric Company (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Through its electric division (Tampa Electric), operates as an electric utility serving West Central Florida. Through its gas division (Peoples Gas System), operates as a local natural gas distribution business serving territories in Florida.

Power Engineering & Construction, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Engaged in the repair of customer-owned transmission and distribution equipment primarily for emergency, convenience and safety within Tampa Electric’s retail territory.

TEC Receivables Corp. 702 North Franklin Street Tampa, Florida 33602	Delaware. Subsidiary formed for accounts receivable securitized borrowing facility.

TECO Investments, Inc. (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Invests capital in short - and long-term financial investments.

TECO Finance, Inc. (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Provides financing for the unregulated activities of TECO Energy.

(1)	Direct subsidiary of TECO Energy, Inc.

Name and location	State of organization and nature of business
TECO Oil & Gas, Inc. (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Non-operating company.

TECO Diversified, Inc. (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Holding company.

TECO Coal Corporation 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Holding company.

Bear Branch Coal Company 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Coal mining.

Raven Rock Development Corporation 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Real estate investment.

Clintwood Elkhorn Mining Company 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Coal mining and processing.

Gatliff Coal Company 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Coal mining and processing.

Pike-Letcher Land Company 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Land management.

Premier Elkhorn Coal Company 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Coal mining and processing.

Rich Mountain Coal Company 200 Allison Boulevard Corbin, Kentucky 40701	Tennessee. Coal mining.

(1)	Direct subsidiary of TECO Energy, Inc.

Name and location	State of organization and nature of business
Perry County Coal Corporation 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Coal mining and processing.

Ray Coal Company, Inc. 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Land management.

Whitaker Coal Corporation 200 Allison Boulevard Corbin, Kentucky 40701	Kentucky. Holds coal mining permits.

TECO Synfuel Holdings, LLC 200 Allison Boulevard Corbin, Kentucky 40701	Delaware. Holds a membership interest in Pike Letcher Synfuel, LLC.

TECO Synfuel Operations, LLC 200 Allison Boulevard Corbin, Kentucky 40701	Delaware. Managing member of Pike Letcher Synfuel, LLC.

Pike Letcher Synfuel, LLC 200 Allison Boulevard Corbin, Kentucky 40701	Delaware. Operator of synthetic fuel manufacturing facilities.

TECO Coalbed Methane Florida, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Holds residual assets and liabilities of coalbed methane business which was sold in Dec. 2002.

TECO Properties Corporation 702 North Franklin Street Tampa, Florida 33602	Florida. Real estate investment.

B-T One, LLC 17900 SE 17th Street, STE 300 Ocala, Florida 34471	Florida. Real estate investment.

Hernando Oaks, LLC 1610 Barrancas Avenue Pensacola, Florida 32501	Florida. Real estate investment.

Walden Woods Business Center, Ltd. 24301 Walden Center Drive Bonita Springs, Florida 34134	Florida. Real estate investment.

Name and location	State of organization and nature of business
TECO Solutions, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Holding company.

BGA Special Project One, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Former limited partner of TECO AGC, Limited, which was sold in November 2004.

TECO Thermal Systems, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Owns and operates a chilled water district cooling system in Miami.

BCH Mechanical, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Mechanical contracting. Sold in January 2005.

SDB Leasing Corporation 702 North Franklin Street Tampa, Florida 33602	Florida. Equipment leasing company for BCH Mechanical companies. Sold in January 2005

Staffing Systems, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Professional employee organization that provides payroll services to BCH Mechanical companies. Sold in January 2005.

Prior Energy Corporation 702 North Franklin Street Tampa, Florida 33602	Delaware. Non-operating company.

Prior Intrastate Corporation 702 North Franklin Street Tampa, Florida 33602	Delaware. Non-operating company.

TECO Gas Services, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Natural gas energy management services company. Does not own or operate any facilities for the distribution of natural or manufactured gas at retail.

Name and location	State of organization and nature of business
TECO Partners, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Sales and marketing.

TECO Fiber, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Holds a membership interest in Litestream Technologies, LLC.

Litestream Technologies, LLC 3550 West Waters Avenue Tampa, Florida 33614	Florida. Provides bundled telecommunications services over fiber-optic networks to residential customers. The company’s operating assets were sold in bancruptcy in 2004.

TECO Propane Ventures, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holds an interest in TAAP GP, LLC and TAAP, LP.

TAAP GP, LLC 8801 South Yale Avenue STE 310 Tulsa, Oklahoma 74137	Delaware. Holds an interest in TAAP, LP. Formed in connection with the disposition of the company’s propane investment.

TAAP, LP 8801 South Yale Avenue STE 310 Tulsa, Oklahoma 74137	Delaware. Non-operating company. Formed in connection with the disposition of the company’s propane investment.

TECO Transport Corporation 702 North Franklin Street Tampa, Florida 33602	Florida. Holding company.

TECO Bulk Terminal, LLC 702 North Franklin Street Tampa, Florida 33602	Louisiana. Transfers and stores coal and other dry bulk commodities.

TECO Ocean Shipping, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Transports coal and other dry bulk commodities in ocean-going vessels to various domestic and international destinations.

TECO Ocean Shipping, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Non-operating company.

Name and location	State of organization and nature of business
TOS II, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Owns an interest in Ocean Dry Bulk, LLC.

Ocean Dry Bulk, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. A joint venture formed for the purpose of the ocean-going movement of dry bulk cargo.

TECO Barge Line, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Transports coal and other dry bulk commodities in river barges.

TECO Towing Company 702 North Franklin Street Tampa, Florida 33602	Florida. Charters river barges and purchases fuel for subsequent resale to affiliated companies.

TT-II, LLC 702 North Franklin street Tampa, Florida 33602	Delaware. Non-operating company.

Peoples Sales & Service Company(1) 702 North Franklin Street Tampa, Florida 33602	Florida. Non-operating company.

Peoples Gas System (Florida), Inc. (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Name-holding company with no operations.

TECO Funding Company I, LLC(1) 300 Delaware Avenue 9th Floor Wilmington, Delaware 19801	Delaware. Formed in connection with the issuance of trust preferred securities sold to the public in 2000.

TECO Funding Company II, LLC(1) 300 Delaware Avenue 9th Floor Wilmington, Delaware 19801	Delaware. Formed in connection with the issuance of mandatorily convertible trust preferred securities sold to the public in 2002.

TECO Funding Company III, LLC(1) 300 Delaware Avenue 9th Floor Wilmington, Delaware 19801	Delaware. Formed in connection with potential future issuance of trust preferred securities.

(1)	Direct subsidiary of TECO Energy, Inc.

Name and location	State of organization and nature of business
TECO Wholesale Generation, Inc. (1) 702 North Franklin Street Tampa, Florida 33602	Florida. Holding company.

TWG Non-Merchant, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Holding company.

TPS Operations Company 702 North Franklin Street Tampa, Florida 33602	Florida. Non-operating company.

Pasco Power GP, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Holds an indirect interest in Pasco Cogen, Ltd.

Pasco Project Investment Partnership, Ltd. 702 North Franklin Street Tampa, Florida 33602	Florida. General partner of Pasco Cogen, Ltd.

Pasco Cogen, Ltd. 702 North Franklin Street Tampa, Florida 33602	Florida. Owner of a natural gas-fired cogeneration plant.

Pasco Cogen Realty, LP 702 North Franklin Street Tampa, Florida 33602	Florida. Holds real property associated with Pasco Cogen, Ltd.

H Power I, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Former general partner of Hardee Power Partners, which was sold in 2003. Non-operating company.

H Power II, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Former limited partner of Hardee Power Partners, which was sold in 2003. Non-operating company.

TPS Guatemala One, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Developer and general partner of the Alborada Power Station.

(1)	Direct subsidiary of TECO Energy, Inc.

Name and location	State of organization and nature of business
TPS International Power, Inc. P. O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman, Cayman Islands, B.W.I.	Cayman Islands. Subsidiary formed for the purpose of developing wholesale power generation projects.

TPS San Jose International, Inc. P. O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Subsidiary formed for the purpose of developing wholesale power generation projects.

Tecnologia Maritima, S.A. 13 Calle 3-40, Zona 10 Edifico Atlantis Oficina 503, 5to. Nivel Guatemala City, Guatemala, C.A.	Guatemala. Owner of bulk (liquid and solid) material transfer and bulk storage (solid) facility.

TPS Palmera, LDC P.O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Holds an interest in Triangle Finance Company, LLC and Palm Import and Export Corporation.

Tasajero I, LDC P.O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Holds a partnership interest in TPS Operaciones de Guatemala, Ltda. and TPS Administraciones, Ltda.

TPS Operaciones de Guatemala, Ltda. 13 Calle 3-40, Zona 10 Edifico Atlantis Oficina 503, 5to. Nivel Guatemala City, Guatemala, C.A.	Guatemala. Operations company for Central Generadora Electrica San Jose S.R.L. (CGESJ), an EWG and foreign utility and Tampa Centro Americana de Electricidad, Limitada (TCAE), an EWG.

Name and location	State of organization and nature of business
TPS Administraciones, Ltda. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503, 5to. Nivel Guatemala City Guatemala C.A.	Guatemala. Administration company for CGESJ and TCAE.

TPS San Jose, LDC P. O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I	Cayman Islands. Developer and joint venture partner in CGESJ.(2)

Palm Import and Export Corporation P.O. Box 146 Road Tolon, Tortola B.V.I.	British Virgin Islands. Holds an interest in CGESJ and TPS San Jose, LDC.

Triangle Finance Company, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Subsidiary formed for the purpose of borrowing and lending funds.

San Jose Power Holding Company, Ltd. P.O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Holds a partnership interest in CGESJ.

TPS de Ultramar, Ltd. P.O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Holding company.

(2)	TPS San Jose, LDC held 92-percent and Palm Import and Export Corporation held 8-percent of the Class A shares of San Jose Power Holding Company at Dec. 31, 2004. TPS San Jose,LDC owned 99-percent of Triangle Finance Company, LLC at
Dec.	31, 2004.

Name and location	State of organization and nature of business
TPS de Ultramar Guatemala, S.A. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Holding company.

Generacion Electrica Centroamericana, S.A. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Subsidiary formed for the purpose of developing wholesale power generation projects.

Administradora de Inmuebles Santo Tomas, S.A. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Holding company.

Distribucion Electrica CentroAmericana II, S.A. (DECA II) 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503, 5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Holding company.

Navega.com, S.A. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503,5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Provides fiber optics through different carriers by telecommunications networks.

Name and location	State of organization and nature of business
Almacenaje y Manejo de Materiales Electricos, S.A. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503,5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Provides warehouse and inventory management services.

Inversiones Electricas Centroamericanas, S.A. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503,5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Holding company

Credieegsa, S.A. 13 Calle 3-40, Zona 10 Edificio Atlantis Oficina 503,5t°[4] Nivel Guatemala City, Guatemala C.A.	Guatemala. Credit union for foreign utility company employees.

Commercializdora Electrica de Guatemala S.A. 13 Calle 3-40, Zona 10, Edificio Atlantis Oficina 503,5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Subsidiary formed to conduct non-regulatory business of a foreign utility.

Energica, S.A. 13 Calle 3-40, Zona 10, Edificio Atlantis Oficina 503,5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Subsidiary formed to conduct installation business of a foreign utility.

Name and location	State of organization and nature of business
Transportista Electrica Centroamericana, S.A. 13 Calle 3-40, Zona 10, Edificio Atlantis Oficina 503,5t°. Nivel Guatemala City, Guatemala C.A.	Guatemala. Transmission and wheeling company.

TPS Escuintla I, LDC P. O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Non-operating company.

TPS Pavana, Ltd. P.O. Box 866 Anderson Square Building 3rd Floor George Town, Grand Cayman Cayman Islands, B.W.I.	Cayman Islands. Non-operating company.

TPS Hamakua, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Former general partner of Hamakua Energy Partners, LP, an EWG, which was sold in July 2004.

TPS Hawaii, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Former member of Hamakua A, LLC, a holding company, which was sold in July 2004.

TPS Hamakua Land, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Former general partner of Hamakua Land Partnership, LLP, which was sold in July 2004.

TWG Merchant, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Holding company.

TPS Arizona Operations Company 702 North Franklin Street Tampa, Florida 33602	Florida. Operator of the Gila River Power Station, a wholesale power generation project located in Arizona.

Name and location	State of organization and nature of business
TPS Arkansas Operations Company 702 North Franklin Street Tampa, Florida 33602	Arkansas. Operator of the Union Power Station, a wholesale power generation project located in Arkansas.

Dell Holding, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holding company.

TPS Dell Operations Company 702 North Franklin Street Tampa, Florida 33602	Florida. Company formed to operate a wholesale power generation project for which construction has been suspended.

TPS Dell WDP, LLC 702 North Franklin Street Tampa, Florida 33602	Arkansas. Real estate holding company.

TM Power Ventures, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holding company.

TPS Virginia Operations Company 702 North Franklin Street Tampa, Florida 33602	Virginia. Operator of Commonwealth Chesapeake Power Station, a wholesale power generation project located in Virginia.

TM Czech Power, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holds the interest in TM Electricidad, s.r.l.

TM Kladno Electricidad, s.r.l. 702 North Franklin Street Tampa, Florida 33602	Spain. Holds the interest in TM Kladno, B.V.

TM Kladno, B.V. Weena 336 3012 NJ Rotterdam The Netherlands	The Netherlands. Holds the interest in Nations Kladno I, B.V.

Nations Kladno I, B.V. 1076 A2 Amsterdam Locatellikade 1, Parnassustoren The Netherlands	The Netherlands. Former holding company of ECK Generating, s.r.o.

Name and location	State of organization and nature of business
TM ECK, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holds an interest in Nations Kladno (II) B.V.

Nations Kladno (II) B.V. 1076 A2 Amsterdam Locatellikade 1, Parnassustoren The Netherlands	The Netherlands. Former holding company of Energeticke Centrum Kladno, spol. s.r.o., a foreign utility company.

TM Delmarva Power LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holds the interest in Commonwealth Chesapeake. Company, LLC, an EWG.

TECO EnergySource, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Energy management company.

McAdams Holding, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holding company.

TPS McAdams Operations Company 702 North Franklin Street Tampa, Florida 33602	Florida. Company formed to operate a wholesale power generation project for which construction has been suspended.

Frontera Holding, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holding company.

TPS Frontera Operations I, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. General partner of TPS Frontera Operations, LP.

TPS Frontera Operations II, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Limited partner of TPS Frontera Operations, LP.

TPS Frontera Operations, LP 702 North Franklin Street Tampa, Florida 33602	Florida. Former operator of Frontera Power Station, a wholesale power generation project located in Texas, which was sold in December 2004.

Name and location	State of organization and nature of business
TPS Tejas GP, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Former general partner of Frontera Generation Limited Partnership, which was sold in December 2004.

TPS Tejas LP, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Former limited partner of Frontera Generation Limited Partnership, which was sold in December 2004.

TPS LP, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Limited partner of TECO-Panda Generating Company, LP.

TPS GP, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. General partner of TECO-Panda Generating Company, LP.

TECO-Panda Generating Company, LP 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited partnership with interests in wholesale power generation projects.

Union Power I, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns 1% interest in Union Power Partners, LP, an EWG.

Union Power II, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns a 99% interest in Union Power Partners, LP, an EWG.

UPP Finance Company, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Company formed for financing associated with Union Power Station.

Panda Gila River I, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns a 1% interest in Panda Gila River, LP, an EWG.

Panda Gila River II, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns a 99% interest in Panda Gila River, LP, an EWG.

Name and location	State of organization and nature of business
Trans-Union Interstate I, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns a 1% interest in Trans-Union Interstate Pipeline, LP.

Trans-Union Interstate II LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Limited liability company that owns a 99% interest in Trans-Union Interstate Pipeline, LP.

Trans-Union Interstate Pipeline, LP 702 North Franklin Street Tampa, Florida 33602	Delaware. Natural gas energy management services. Does not own or operate any facilities for the distribution of natural or manufactured gas at retail.

Gila River Transition Asset Company, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holds miscellaneous assets associated with the Gila River generating facility.

Gila River Transition Energy Management Asset Company, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Energy marketing company.

TIE NEWCO Holdings, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holding company.

PLC Development Holdings, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Holds membership interest in Panda Texas Generating I, LLC and Panda Texas Generating II, LLC.

Panda Texas Generating I, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Formerly held an indirect interest in Texas Independent Energy LP, an EWG, which was sold in August 2004.

Panda Texas Generating II, LLC 702 North Franklin Street Tampa, Florida 33602	Delaware. Formerly held an indirect interest in Texas Independent Energy, LP, an EWG, which was sold in August 2004.

Name and location	State of organization and nature of business
TPS LP II, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. Limited partner of TECO-Panda Generating Company II, LP.

TPS GP II, Inc. 702 North Franklin Street Tampa, Florida 33602	Florida. General Partner of TECO-Panda Generating Company II, LP.

TECO-Panda Generating Company II, LP 702 North Franklin Street Tampa, Florida 33602	Delaware. Owns an interest in electric generating turbines.

2.	A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which the claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

Tampa Electric Company - Electric Operations

At Dec. 31, 2004, Tampa Electric had five electric generating plants and five combustion turbine units in service with a total net winter generating capability of 4,421 megawatts: Big Bend (1,759-MW capability from four coal units), Bayside (1,827-MW capability from two natural gas unit), Phillips (34-MW capability from two diesel units), Polk (260-MW capability from one integrated gasification combined cycle (IGCC) unit), three combustion turbine units (CTs) located at the Big Bend (175-MW), two CTs at Polk (360-MW), and 6-MW of generating capability from generation units located at the Howard Curren Advanced Waste Water Treatment Plant in the City of Tampa. Units at Big Bend went into service from 1970-1985. The Polk IGCC unit began commercial operation in 1996. In 1991, Tampa Electric purchased two power plants (Dinner Lake and Phillips) from the Sebring Utilities Commission (Sebring). Dinner Lake (11-MW capability from one natural gas unit) and Phillips were placed in service by Sebring in 1966 and 1983, respectively. In 1994, Dinner Lake Station was placed on long-term standby and was retired from service in 2003.

Engineering for repowering Gannon Station began in 2000 and the commercial operation for the first repowered unit (Bayside One) occurred in 2003. The repowering of an additional unit (Bayside Two) was completed in 2004. The station has been renamed and is now known as the H.L. Culbreath Bayside Power Station.

Tampa Electric owns 188 substations having an aggregate transformer capacity of 20,416 MVA. The transmission system consists of approximately 1,304 pole miles (includes underground and double-circuit) of high voltage transmission lines, and the distribution system consists of 7,053 pole miles of overhead lines and 3,323 trench miles of underground lines. As of Dec. 31, 2004, there were 625,850 meters in service. All of this property is located in Florida.

All plants and important fixed assets are held in fee except that title to some of the properties is subject to easements, leases, contracts, covenants and similar encumbrances and minor title defects of a nature common to properties of the size and character of those of Tampa Electric.

Tampa Electric Company - Gas Operations

Tampa Electric Company, through its Peoples Gas System division, owns approximately 9,900 miles of distribution mains, over 5,800 miles of service lines, plus meters, regulators, and other related equipment used in serving natural gas to approximately 314,000 residential, commercial and industrial customers located wholly within the State of Florida.

The natural gas distribution properties are located primarily in the metropolitan areas of Jacksonville, Daytona Beach, Orlando, Eustis, Avon Park, Lakeland, Tampa, St. Petersburg, Sarasota, Palm Beach Gardens, Pompano Beach, Fort Lauderdale, Ft. Myers, Hollywood, North Miami, Miami Beach, Miami, Naples, Panama City and Ocala, Florida.

3.	The following information for the last calendar year with respect to the claimant and each of its subsidiary public utility companies:

(a)	Number of KWH of electric energy sold (at retail or wholesale), and Mcf of natural or manufactured gas distributed at retail.

TECO Energy – None

Tampa Electric

19,101,293	KWH - Florida
$1,687.3	Million Revenue

Tampa Electric (Peoples Gas System division)

31,475,462	Mcf (Sales) Florida
$303.1	Million Revenue
77,013,902	Mcf (Transportation) Florida
$81.3	Million Revenue

(b)	Number of KWH of electric energy and Mcf of natural or manufactured gas distributed at retail outside the state in which each such company is organized.

TECO Energy - None

Tampa Electric - None

(c)	Number of KWH of electric energy and Mcf of natural or manufactured gas sold at wholesale outside the State in which each such company is organized or at the State line.

TECO Energy – None

Tampa Electric – None

(d)	Number of KWH of electric energy and Mcf of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

TECO Energy – None

Tampa Electric	57,913,000	Total KWH
	$4.1 Million	Total Expense

Texas	57,318,000	KWH
	$4.1 Million	Expense

Alabama	595,000	KWH
	$32,130	Expense

4.	The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

(a)	Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

1.	Facility name, address and location:

Tampa Centro Americana de Electricidad, Limitada (TCAE)

Alborada Power Station (owned by TCAE, an EWG)

13 Calle 3-40, Zona 10

Edificio Atlantis

Oficina 503, 5to Nivel

Guatemala City

Guatemala C.A.

Approximately 35 miles southwest of Guatemala City,

Guatemala

Description:

A 78-MW oil-fired electric generating facility. Also includes a 230-KV switchyard with two 13.8-KV transformers and associated equipment.

2.	Facility name, address and location:

Empresa Electrica de Guatemala, S.A. (EEGSA) (a foreign utility company)

13 Calle 3-40, Zona 10

Edificio Atlantis

Oficina 503, 5to Nivel

Guatemala City

Guatemala C.A.

Located in Guatemala City, Guatemala

Description:

Principal electric distribution company in Guatemala.

3.	Facility name, address and location:

Central Generadora Electrica San Jose, S.R.L. (CGESJ)

San Jose Power Station (owned by CGESJ, an EWG and a foreign utility company)

13 Calle 3-40, Zona 10

Edificio Atlantis

Oficina 503, 5to Nivel

Guatemala City

Guatemala C.A.

Approximately 45 miles southwest of Guatemala City, Guatemala

Description:

A 120-MW coal-fired electric generating facility. Also includes a 230-KV switchyard with two 13.8-KV transformers and associated equipment.

4.	Facility name, address and location:

Commonwealth Chesapeake Company (CCC), LLC (an EWG)

3415 White Oak Way

Newchurch, Virginia 23415

Located on the Delmarva Peninsula, Acconmack County,

Virginia

Description:

A 312-megawatt combustion turbine peaking plant using low-sulfur fuel oil.

5.	Facility name, address and location:

TPS Dell, LLC (an EWG)

702 North Franklin St.

Tampa, Florida 33602

Location is City of Dell, Mississippi County, Arkansas

Description:

An approximately 600-megawatt gas-fired combined cycle electric generation plant under construction, in the City of Dell in Mississippi County, Arkansas. Construction was suspended in 2002.

6.	Facility name, address and location:

TPS McAdams, LLC (an EWG)

702 North Franklin St.

Tampa, Florida 33602

Location is Attala County, Mississippi

Description:

An approximately 600-megawatt gas-fired combined cycle electric generation plant under construction, in McAdams and Sallis, in Attala County, Mississippi. Construction was suspended in 2002.

7.	Facility name, address and location:

Union Power Partners, LP (an EWG)

702 North Franklin Street

Tampa, Florida 33602

Location is Union County, Arkansas

Description:

An approximately 2200-megawatt natural gas-fired combined cycle electric generation plant.

8.	Facility name, address and location:

Panda Gila River, LP (an EWG)

702 North Franklin Street

Tampa, Florida 33602

Location is Maricopa County, Arizona.

Description:

An approximately 2150-megawatt natural gas-fired combined cycle electric generation plant.

(b)	Name of each system company that holds an interest in such EWG or foreign utility company; and the description of the interest held.

1. TCAE

At December 31, 2004:

TECO Energy, Inc. had a 100-percent ownership interest in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TWG Non-Merchant, Inc.

TWG Non-Merchant, Inc. had a 100-percent ownership interest in TPS Guatemala One, Inc.

TPS Guatemala One, Inc. had a 96.06-percent ownership interest in TCAE.

2. EEGSA

At December 31, 2004:

TECO Energy, Inc. had a 100-percent ownership interest in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TWG Non-Merchant, Inc.

TWG Non-Merchant Inc., had a 100-percent ownership interest in TPS International Power, Inc.

TPS International Power, Inc. had a 100-percent ownership interest in TPS de Ultramar, Ltd.

TPS de Ultramar, Ltd. had a 99-percent ownership interest in TPS de Ultramar Guatemala, S.A.

TPS International Power, Inc. had a 1-percent ownership interest in TPS de Ultramar Guatemala, S.A.

TPS de Ultramar Guatemala, S.A. had a 30-percent ownership interest in DECA II.

DECA II had an 80.88-percent ownership in EEGSA.

3. CGESJ

At December 31, 2004:

TECO Energy, Inc. had a 100-percent ownership interest in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TWG Non-Merchant, Inc.

TWG Non-Merchant, Inc. had a 100-percent ownership interest in TPS International Power, Inc.

TPS International Power, Inc. had a 100-percent ownership interest in TPS San Jose International, Inc.

TPS International Power, Inc. had a 1-percent ownership interest in TPS Palmera, LDC.

TPS San Jose International, Inc. had a 99-percent ownership interest in TPS San Jose, LDC.

TPS San Jose International, Inc. had a 99-percent ownership interest in TPS Palmera, LDC.

TPS San Jose, LDC had a 92-percent ownership interest in the class A shares of San Jose Power Holding Company, Ltd.

Palm Import and Export Corporation had an 8-percent interest in the class A shares of San Jose Power Holding Company, Ltd.

TPS San Jose, LDC had a 99-percent ownership interest in Palm Import and Export Corporation.

TPS Palmera, LDC had a 1-percent ownership interest in Palm Import and Export Corporation.

TPS San Jose, LDC had a 99-percent ownership interest in Triangle Finance Company, LLC.

TPS Palmera, LDC had a 1-percent ownership interest in Triangle Finance Company, LLC.

San Jose Power Holding Company, Ltd. had a 92-percent ownership interest in CGESJ.

Palm Import and Export Corporation had an 8-percent ownership interest in CGESJ.

4. Commonwealth Chesapeake Company, LLC

At December 31, 2004:

TECO Energy, Inc. had a 100-percent ownership interest in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TWG Merchant, Inc.

TWG Merchant, Inc. had a 100-percent ownership interest in TM Power Ventures, LLC.

TM Power Ventures, LLC had a 100-percent ownership in TM Delmarva Power, LLC.

TM Delmarva Power, LLC had a 100-percent ownership interest in Commonwealth Chesapeake Company, LLC.

5. TPS Dell, LLC

At December 31, 2004:

TECO Energy, Inc. had a 100-percent ownership interest in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TWG Merchant, Inc.

TWG Merchant, Inc. had a 100-percent ownership interest in Dell Holding, LLC.

Dell Holding, LLC had a 100-percent ownership interest in TPS Dell, LLC.

6. TPS McAdams, LLC

At December 31, 2004:

TECO Energy, Inc. had a 100-percent ownership interest in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TWG Merchant, Inc.

TWG Merchant, Inc. had a 100-percent ownership interest in McAdams Holding, LLC.

McAdams Holding, LLC had a 100-percent ownership interest in TPS McAdams, LLC.

7. Union Power Partners, LP

At December 31, 2004:

TECO Energy, Inc. had a 100-percent ownership interest in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TWG Merchant, Inc.

TWG Merchant, Inc. had a 100-percent ownership interest in TPS LP, Inc. and TPS GP, Inc.

TPS LP, Inc. had a 99-percent ownership interest in TECO-Panda Generating Company, LP.

TPS GP, Inc. had a 1-percent ownership interest in TECO-Panda Generating Company, LP.

TECO-Panda Generating Company, LP had a 100-percent ownership interest in Union Power I, LLC and Union Power II, LLC.

Union Power I, LLC had a 1-percent ownership interest in Union Power Partners, LP.

Union Power II, LLC had a 99-percent ownership interest in Union Power Partners, LP.

8. Panda Gila River, LP

At December 31, 2004:

TECO Energy, Inc. had a 100-percent ownership interest in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had a 100-percent ownership interest in TWG Merchant, Inc.

TWG Merchant, Inc. had a 100-percent ownership interest in TPS LP, Inc. and TPS GP, Inc.

TPS LP, Inc. had a 99-percent ownership interest in TECO-Panda Generating Company, LP.

TPS GP, Inc. had a 1-percent ownership interest in TECO-Panda Generating Company, LP.

TECO-Panda Generating Company, LP had a 100-percent ownership interest in Panda Gila River I, LLC and Panda Gila River II, LLC.

Panda Gila River I, LLC had a 1-percent ownership interest in Panda Gila River, LP.

Panda Gila River II, LLC had a 99-percent ownership interest in Panda Gila River, LP.

(c)	Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

1. TCAE

At December 31, 2004:

TECO Energy, Inc. had an investment of $(1,444.2) million in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had an investment of $146.1 million in TWG Non-Merchant, Inc.

TWG Non-Merchant, Inc. had advanced $3.7 million to and an investment of $17 million in TPS Guatemala One, Inc.

TPS Guatemala One, Inc. had an investment of $24.4 million in TCAE.

2. EEGSA

At December 31, 2004:

TECO Energy, Inc. had an investment of $(1,444.2) million in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had an investment of $146.1 million in TWG Non-Merchant, Inc.

TWG Non-Merchant, Inc. had an investment of $295.2 million in TPS International Power, Inc.

TPS International Power, Inc. had an investment of $148.2 million in TPS de Ultramar, Ltd.

TPS de Ultramar, Ltd. had an investment of $147.9 million in TPS de Ultramar Guatemala, S.A.

TPS de Ultramar Guatemala, S.A. had an investment of $142.5 million in DECA II.

DECA II had an investment of $520.0 million in EEGSA.

3. CGESJ

At December 31, 2003:

TECO Energy, Inc. had an investment of $(1,444.2) million in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had an investment of $146.1 million in TWG Non-Merchant, Inc.

TWG Non-Merchant, Inc. had an investment of $295.2 million in TPS International Power, Inc.

TPS International Power, Inc. had an investment of $(25.1) million in TPS San Jose International, Inc.

TPS International Power, Inc. had an investment of $163.8 million in San Jose, LDC.

TPS San Jose International, Inc. had an investment of $(15.9) million in TPS San Jose, LDC.

TPS San Jose International, Inc. had an investment of $8.3 million in Techologia Maritima, S.A.

TPS San Jose, LDC had an investment of $84.7 million in San Jose Power Holding Company, Ltd.

TPS San Jose, LDC had an investment of $4.4 million in Palm Import and Export Corporation.

TPS San Jose, LDC had an investment of $(25.9) million in Triangle Finance Company, LLC.

San Jose Power Holding Company, Ltd. had an investment of $77.5 million in CGESJ.

Palm Import and Export Corporation had an investment of $6.7 million in CGESJ.

Standby letters of credit and guarantees totaling $4.6 million at Dec. 31, 2004 were provided by TECO Energy to support certain activities of CGESJ.

4. Commonwealth Chesapeake Company, LLC

At December 31, 2004:

TECO Energy, Inc. had an investment of $(1,444.2) million in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had an investment of $(1,677.6) million in TWG Merchant, Inc.

TWG Merchant, Inc. had an investment of $128.2 million in TM Power Ventures, LLC.

TM Power Ventures, LLC had an investment of $90.2 million in TM Delmarva Power, LLC.

TM Delmarva Power, LLC had an investment of $90.2 million in Commonwealth Chesapeake Company, LLC.

5. TPS Dell, LLC

At December 31, 2004:

TECO Energy, Inc. had an investment of $(1,444.2) million in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had an investment of $(1,677.6) million in TWG Merchant, Inc.

TWG Merchant, Inc. had an investment of $(182.9) million in Dell Holding Company, Inc.

Dell Holding Company, Inc. had an investment of $(285.5) million in TPS Dell, LLC.

6. TPS McAdams, LLC

At December 31, 2004:

TECO Energy, Inc. had an investment of $(1,444.2) million in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had an investment of $(1,677.6) million in TWG Merchant, Inc.

TWG Merchant, Inc. had an investment of $(214.3) million in McAdams Holding Company, Inc.

McAdams Holding Company, Inc. had an investment of $(333.8) million in TPS McAdams, LLC.

7. Union Power Partners, LP

At December 31, 2004:

TECO Energy, Inc. had an investment of $(1,444.2) million in TECO Wholesale Generation, Inc.

TECO Wholesale Generation had an investment of $(1,677.6) million in TWG Merchant, Inc.

TWG Merchant, Inc. had an investment of $397.3 million in TPS LP, Inc. and $4.0 million in TPS GP, Inc.

TPS LP, Inc. had an investment of ($207.1) million in TECO-Panda Generation Company LP.

TPS GP, Inc. had an investment of ($2.1) million in TECO-Panda Generation Company LP.

TECO-Panda Generation Company, LP had an investment of $4.3 million in Union Power I, LLC and $421.6 million in Union Power II, LLC.

Union Power I, LLC had an investment of $4.3 million in Union Power Partners, LP.

Union Power II, LLC had an investment of $421.6 million in Union Power Partners, LP.

8. Panda Gila River, LP

At December 31, 2004:

TECO Energy, Inc. had an investment of $(1,444.2) million in TECO Wholesale Generation, Inc.

TECO Wholesale Generation, Inc. had an investment of $(1,677.6) million in TWG Merchant, Inc.

TWG Merchant, Inc. had an investment of $397.3 million in TPS LP, Inc. and $4.0 million in TPS GP, Inc.

TPS LP, Inc. had an investment of ($207.1) million in TECO-Panda Generation Company, LP.

TPS GP, Inc. had an investment of ($2.1) million in TECO-Panda Generation Company, LP.

TECO-Panda Generation Company, LP had an investment of $4.7 million in Panda Gila River I, LLC and $467.6 million Panda Gila River II, LLC.

Panda Gila River I had an investment of $4.7 million in Panda Gila River, LP.

Panda Gila River II, LLC had an investment of $467.6 million in Panda Gila River, LP.

(d)	Capitalization and earnings of the EWG or foreign utility company during the reporting period.

Total capitalization of TCAE at Dec. 31, 2004 was $47.6 million. Total earnings of TCAE for the year ended Dec. 31, 2004 were $11.8 million. TPS Guatemala One’s portion of the earnings of TCAE for the year ended Dec. 31, 2004 was $11.4 million.

Total capitalization of EEGSA at Dec. 31, 2003 was $713.5 million. Total earnings of EEGSA for the year ended Dec. 31, 2003 were $42.5 million. (3)

Total capitalization of CGESJ at Dec. 31, 2004 was $196.9 million. Total earnings of CGESJ for the year ended Dec. 31, 2004 were $20.8 million.

Total capitalization of Commonwealth Chesapeake Company, LLC at Dec. 31, 2004 was $90.2 million. TM Power Venture’s portion of the earnings of Commonwealth Chesapeake Company, LLC for the year ended Dec. 31, 2004 was $(69.0) million.

Total capitalization of TPS Dell, LLC at Dec. 31, 2004 was ($285.5) million. Total earnings of TPS Dell, LLC for the year ended Dec. 31, 2004 was $0, as the project has ceased construction.

Total capitalization of TPS McAdams, LLC at Dec. 31, 2004 was ($333.8) million. Total earnings of TPS McAdams, LLC for the year ended Dec. 31, 2004 was $0, as the project has ceased construction.

Total capitalization of Union Power Partners, LP at Dec. 31, 2004 was $681.8 million. Total earnings of Union Power Partners, LP for the year ended Dec. 31, 2004 was $(236.4) million.

(3)	The earnings and capitalization for EEGSA at Dec. 31, 2004 are not available until April 2005 and will be filed supplementally at that time. The amounts reported are for the year 2003.

Total capitalization of Panda Gila River, LP at Dec. 31, 2004 was $696.7 million. Total earnings of Panda Gila River, LP for the year ended Dec. 31, 2004 was $(203.5) million.

(e)	Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

1.	TPS Operaciones de Guatemala, Limited (TPS Operaciones) has an agreement to provide operations and maintenance services to CGESJ. TPS Operaciones is reimbursed for its direct expenses and received an operating fee of $22,136/month in 2004. The agreement provides for performance incentives and price escalation based on the Consumer Price Index (CPI).

2.	TPS Administraciones, Limitada (TPS Administraciones) has an agreement to provide administrative and support services to CGESJ. TPS Administraciones is reimbursed for its direct expenses and received an annual fee of $86,144 in 2004. The agreement provides for price escalation based on the CPI.

3.	TPS Operaciones has an agreement to provide operations and maintenance services to TCAE. TPS Operaciones is reimbursed for its direct expenses and received an operating fee of $34,261/month in 2004. The agreement provides for price escalation based on the CPI. A bonus/penalty is paid/assessed to/against TPS Operaciones based on performance guarantees.

4.	TPS Administraciones has an agreement to provide administrative and support services to TCAE. TPS Administraciones received in 2004 a $5,000/month fee and is being reimbursed for its direct costs.

5.	TPS Virginia Operations Company (VAOPS) has an O&M agreement with Commonwealth Chesapeake Company, LLC, which includes a fee of $13,213/month in 2004. The agreement provides for price escalation annually based on the CPI. VAOPS is being reimbursed for its direct costs.

6.	TPS Dell Operations Company (DellOPS) has an O&M agreement with TPS Dell, LLC which includes a fee of $20,000/month in 2004. DellOPS is being reimbursed for its direct costs.

7.	TPS McAdams Operations Company (McAdamsOPS) has an O&M agreement with TPS McAdams, LLC which includes a fee of $20,000/month in 2004. McAdamsOPS is being reimbursed for its direct costs.

8.	TPS Arizona Operations Company (AZOPS) has an O&M agreement with Panda Gila River, LP which includes a fee of $29,166/month in 2004. AZOPS is being reimbursed for its direct costs.

9.	TPS Arkansas Operations Company (AROPS) has an O&M agreement with Union Power Partners, LP which includes a fee of $29,166/month in 2004. AROPS is being reimbursed for its direct costs.

Attached hereto as Exhibit A are consolidating balance sheets and statements of income and retained earnings for the twelve months ended December 31, 2004 of TECO Energy and its subsidiaries.

Attached hereto as Exhibit B is an organizational chart showing the relationship of each EWG and foreign utility company set forth in Item 4(a).

TECO Energy has caused this statement to be duly executed on its behalf by its authorized officer on this 28th day of February, 2005.

(CORPORATE SEAL)	TECO ENERGY, INC.

	BY:	/s/ S.M. Payne
Attest:		S.M. Payne
Vice President-Corporate Accounting and Taxes
/s/ D. E. Schwartz
D. E. Schwartz, Secretary

Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

Name:	S. M. Payne
Title:	Vice President-Corporate Accounting & Taxes
Address:	TECO Energy, Inc.
TECO Plaza
702 North Franklin Street
Tampa, Florida 33602

Exhibit A

TECO ENERGY, INC

CONSOLIDATING BALANCE SHEET

December 31, 2004

(thousands of dollars)

	Tampa Electric Company	Diversified Companies(1)	TECO Energy- Parent/Other(2)	TECO Finance	Eliminations	TECO Energy, Inc. (Consolidated)
Assets
Current Assets:
Cash and Cash Equ.	$1,293	$24,455	$70,907	$84	$—	$96,739
Restricted Cash	—	50,151	6,968	—	—	57,119
Short Term Inv.	—	6	—	—	—	6
Receiv. less allow for uncollect.	206,776	405,905	3,080,069	—	(3,405,990)	286,760
Interest Receivable Affiliates	—	—	4,604	—	(4,604)	—
Current Derivative Asset	—	4,414	—	—	(653)	3,761
Inventories at average cost:	—	—	—	—	—
Fuel	34,575	11,632	—	—	—	46,207
Materials & Supplies	47,164	27,422	—	—	—	74,586
Prepayments & other current assets	61,080	25,358	887	—	(43,712)	43,613
Assets held for sale	—	128,801	—	—	—	128,801

	350,888	678,144	3,163,435	84	(3,454,959)	737,592

Investment in subsidiaries	—	—	548,535	—	(548,535)	—

Property, plant & equip. orig cost	—	—	—	—	—
Utility plant in svc - ele	4,776,174	81,617	—	—	—	4,857,791
Utility plant in svc - gas	810,781	—	—	—	—	810,781
CWIP	129,793	77,330	—	—	—	207,123
Other property	3,641	886,076	631	—	—	890,348

	5,720,389	1,045,023	631	—	—	6,766,043
Less Accum. Depr.	1,563,392	502,014	44	—	—	2,065,450
F/A valuation adjustment	—	42,710	—	—	—	42,710

	4,156,997	500,299	587	—	—	4,657,883

Other Assets
Intangible Asset	—	—	—	—	—	—
Goodwill	—	59,360	—	—	—	59,360
Long Term Derivative Asset	—	—	—	—	—	—
Investment in unconsolidated affiliates	—	242,784	20,175	—	—	262,959
Other investments	—	—	7,959	—	—	7,959
Deferred income tax	111,379	1,073,203	483,710	1,774	(290,859)	1,379,207
Regulatory Assets	200,963	—	—	—	—	200,963
Deferred charges & other assets	18,175	58,598	34,681	—	—	111,454
Assets held for sale	—	2,059,116	—	—	—	2,059,116

	330,517	3,493,061	546,525	1,774	(290,859)	4,081,018

	$4,838,402	$4,671,504	$4,259,082	$1,858	$(4,294,353)	$9,476,493

(1)	Diversified companies consist of: TECO Diversified Consolidated, TECO Wholesale Generation Merchant Consolidated, and TECO Wholesale Generation Non-Merchant Consolidated.
(2)	TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

Exhibit A

TECO ENERGY, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2004

(thousand of dollars)

	Tampa Electric Co Company	Diversified Companies(1)	TECO Energy- Parent/Other(2)	TECO Finance	Eliminations	TECO Energy, Inc. (Consolidated)
Current liabilities
Long-term debt due w/i 1 year
Recourse	$5,500	$—	$—	$—	$—	$5,500
Non-recourse	—	8,083	—	—	—	8,083
Notes payable	115,000	—	—	—	—	115,000
Accounts payable	170,235	3,039,619	302,587	133,359	(3,388,067)	257,733
Interest payable - affiliates	—	4,604	—	—	(4,604)	—
Current derivative liability	11,194	933	—	—	(653)	11,474
Customer deposits	105,841	—	—	—	—	105,841
Interest accrued	25,237	1,929	23,432	—	—	50,598
Taxes accrued	13,440	37,161	2,513	—	(16,765)	36,349
Liab. Assoc w/assets held for sale, current	—	1,631,820	—	—	—	1,631,820

	446,447	4,724,149	328,532	133,359	(3,410,089)	2,222,398

Deferred income taxes	500,899	7,203	332,942	—	(336,975)	504,069
Investment tax credit	19,741	214	—	—	—	19,955
Regulatory liability	538,948	—	—	—	—	530,229
Other deferred credits	156,265	110,525	85,281	—	—	360,790
Liab. Assoc w/assets held for sale	—	672,220	—	—	—	672,220
Minority interest	—	2,946	—	—	—	2,946

Common stock	1,376,786	(238,901)	1,694,264	100	(1,143,155)	1,689,094
Retained earnings	285,369	(730,849)	(420,225)	(131,601)	595,866	(401,440)
Long term debt - not current
Recourse	1,513,947	110,601	1,964,382	—	—	3,588,930
Non-recourse	—	13,396	—	—	—	13,396
Preferred securities	—	—	277,675	—	—	277,675
Unearned comp	—	—	(3,769)	—	—	(3,769)

	$4,838,402	$4,671,504	$4,259,082	$1,858	$(4,294,353)	$9,476,493

(1)	Diversified companies consist of: TECO Diversified Consolidated, TECO Wholesale Generation Merchant Consolidated, and TECO Wholesale Generation Non-Merchant Consolidated.
(2)	TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

Exhibit A

TECO ENERGY, INC.

CONSOLIDATING STATEMENT OF INCOME

TWELVE MONTHS ENDED December 31, 2004

(thousands of dollars)

	Tampa Electric Company	Diversified Companies (1)	TECO Energy- Parent/Other (2)	TECO Finance	Eliminations	TECO Energy, Inc. (Consolidated)
Revenue	$2,104,562	$651,722	$197	$—	$(87,395)	$2,669,086
Expenses
Operation	1,270,182	595,440	19,365	674	(86,930)	1,798,731
Maintenance	90,492	50,194	—	—	—	140,686
Depreciation	214,960	64,378	73	—	—	279,411
Asset Adjustment	—	716,336	—	—	—	716,336
Goodwill impairment	—	4,757	—	—	—	4,757
Restructuring charges	706	511	—	—	—	1,217
Taxes-other than income	145,946	39,112	10	—	—	185,068
Taxes-Fed & State income	—	—	—	—	—	—

	1,722,286	1,470,728	19,448	674	(86,930)	3,126,206

Income from operations	382,276	(819,006)	(19,251)	(674)	(465)	(457,120)

Other income (expense)
Allowance for other funds...	718	—	—	—	—	718
Other income (expense), net	1,559	(4,982)	(3,513)	—	(140)	(7,076)
Loss on debt extinguishment	—	—	—	—	—	—
TMDP arbitration reserve	—	—	—	—	—	—
Earnings from equity investment	—	36,069	—	—	—	36,069

	2,277	31,087	(3,513)	—	(140)	29,711

Interest charges
Interest expense	111,230	81,170	129,515	—	—	321,915
Distribution on redeemable pref. sec.	—	—	—	—	—	—
Allow. for borrowed funds	(277)	—	—	—	—	(277)

	110,953	81,170	129,515	—	—	321,638

Income (loss) before prov. for inc. tax	273,600	(869,089)	(152,279)	(674)	(605)	(749,047)
Prov for income taxes	100,152	(214,540)	(149,892)	(260)	(605)	(265,145)
Minority interest	—	79,463	—	—	—	79,463

Net (loss) income from continuing operations	173,448	(575,086)	(2,387)	(414)	—	(404,439)
Discontinued operations
Income (loss) from discontinued operations	—	(216,575)	(8,546)	—	—	(225,121)
Provision for income taxes	—	(22,238)	(55,330)	—	—	(77,568)

Net gain on discontinued operations	—	(194,337)	46,784	—	—	(147,553)
Cumulative effect of change in accounting principle	—	—	—	—	—	—

Net (loss) income	$173,448	$(769,423)	$44,397	$(414)	$—	$(551,992)

(1)	Diversified companies consist of: TECO Diversified Consolidated, TECO Wholesale Generation Merchant Consolidated, and TECO Wholesale Generation Non-Merchant Consolidated.
(2)	TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.

Exhibit A

TECO ENERGY, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

TWELVE MONTHS ENDED December 31, 2004

(thousands of dollars)

	Tampa Electric Company (1)	Diversified Companies (2)		TECO Energy - Parent/Other (3)		TECO Finance	Eliminations	TECO Energy, Inc. (Consolidated)
Balance, beginning of period	$274,412	$(997,947)		$271,660		$(131,187)	$866,790	$283,728

Add:
Net Income	173,448	(769,423)		(554,208	)(4)	(414)	598,605	(551,992)
Earnings of Sub’s	—	—		—		—	—
Comprehensive Income	—	4,828		7,163		—	—	11,991
Tax benefits - ESOP Dividends	—	—		83		—	—	83

	447,860	(1,762,542)		(275,302)		(131,601)	1,465,395	(256,190)

Deduct:
Cash dividends on capital stock
Preferred	—	—		—		—	—	—
Common	163,248	69,810		145,252		—	(233,058)	145,252
Other - Adjustment	(757)	(1,101,503	)(5)	(329	)(6)	—	1,102,587	(2)

Balance, end of period	$285,369	$(730,849)		$(420,225)		$(131,601)	$595,866	$(401,440)

(1)	TECO Stevedoring merged with Tampa Electric.
(2)	Diversified companies consist of: TECO Diversified Consolidated, TECO Wholesale Generation Merchant Consolidated, and TECO Wholesale Generation Non-Merchant Consolidated.
(3)	TECO Energy Parent/Other consist of: TECO Energy Parent, TECO Investments and several other non-operating subsidiaries.
(4)	Includes $(598,605) of TECO Energy’s equity in earnings of subsidiaries.
(5)	Reflects the reorganization of TWG Wholesale Generation.
(6)	Reflects reclassification of 12/31/03 balance previously shown in elimination column.

Exhibit A

TECO DIVERSIFIED, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2004

(thousand of dollars)

	TECO Solutions	TECO Coal	TECO Transport	TECO CBM	TECO Properties	TECO Diversified Parent	Eliminations	TECO Diversified (Consolidated)
Assets
Current Assets:
Cash and Cash Equ.	$992	$2,766	$464	$76	$3,873	$127	$—	$8,298
Restricted Cash	—	50,000	—	—	—	151	—	50,151
Short Term Inv.	—	6	—	—	—	—	—	6
Receiv. less allow for uncollect.	58,473	60,252	113,643	1,878	22,826	132,714	(1)	389,785
Interest Receivable Affiliates	—	—	—	—	—	—	—	—
Current Derivative Asset	15	3,357	389	—	—	—	—	3,761
Inventories at average cost:	—	—	—	—	—	—	—
Fuel	—	8,134	—	—	—	—	—	8,134
Materials & Supplies	—	8,489	17,097	—	35	—	—	25,621
Prepayments & other current assets	6,123	10,547	1,396	520	10	—	—	18,596
Assets Held for Sale	—	—	—	—	—	—	—	—

	65,603	143,551	132,989	2,474	26,744	132,992	(1)	504,352

Investment in subsidiaries	—	—	—	—	—	428,150	(428,150)	—

Property, plant & equip. orig cost
Utility plant in svc - ele	—	—	—	—	—	—	—	—
Utility plant in svc - gas	—	—	—	—	—	—	—	—
CWIP	—	166	6,806	—	—	—	—	6,972
Other property	696	291,358	504,096	—	39,910	—	—	836,060

	696	291,524	510,902	—	39,910	—	—	843,032
Less Accum. Depr.	316	148,637	346,447	—	884	—	—	496,284
F/A Value Adjustment	—	—	467	—	—	—	—	467

	380	142,887	163,988	—	39,026	—	—	346,281

Other Assets
Intangible Asset	—	—	—	—	—	—	—	—
Goodwill	—	—	—	—	—	—	—	—
Long Term Derivative Asset	—	—	—	—	—	—	—	—
Investment in unconsolidated affiliates	—	—	3,317	—	309	—	—	3,626
Other investments	—	—	—	—	—	—	—	—
Deferred income tax	37,319	93,183	14,575	186	2,202	—	—	147,465
Deferred charges & other assets	(104)	34,278	511	—	639	—	—	35,324
Assets held for sale	9,200	—	—	—	—	—	—	9,200

	46,415	127,461	18,403	186	3,150	—	—	195,615

	$112,398	$413,899	$315,380	$2,660	$68,920	$561,142	$(428,151)	$1,046,248

Exhibit A

TECO DIVERSIFIED, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2004

(thousands of dollars)

	TECO Solutions	TECO Coal	TECO Transport	TECO CBM	TECO Properties	TECO Diversified Parent	Eliminations	TECO Diversified (Consolidated)
Current liabilities
Long-term debt due w/i 1 year
Recourse	$—	$—	$—	$—	$—	$—	$—	$—
Non-recourse	—	—	—	—	7,213	—	—	7,213
Notes payable	—	—	—	—	—	—	—	—
Accounts payable	5,391	172,558	32,598	484	581	1	(1)	211,612
Interest Payable - Affiliates	4	1,102	(81)	—	83	—	—	1,108
Current Derivative Liability	15	—	265	—	—	—	—	280
Customer deposits	—	—	—	—	—	—	—	—
Interest accrued	—	—	1,929	—	—	—	—	1,929
Taxes accrued	2,800	15,462	2,614	2,675	12	—	—	23,563
Liab. Assoc w/assets held for sale, current	2,997	—	—	—	—	—	—	2,997

	11,207	189,122	37,325	3,159	7,889	1	(1)	248,702

Deferred income taxes	999	975	2,729	—	—	—	—	4,703
Investment tax credit	—	—	214	—	—	—	—	214
Regulatory liability-tax related	—	—	—	—	—	—	—	—
Other deferred credits	5,685	32,045	70,534	—	—	—	—	108,264
Liab. Assoc w/assets held for sale	—	—	—	—	—	—	—	—
Minority interest	—	(484)	—	—	3,361	—	—	2,877

Common stock	120,982	164,519	53,457	1	49,985	519,459	(388,944)	519,459
Retained earnings	(26,475)	27,722	40,520	(500)	(2,230)	41,682	(39,206)	41,513
Long term debt - not current	—	—	—	—	—	—	—
Recourse	—	—	110,601	—	—	—	—	110,601
Non-recourse	—	—	—	—	9,915	—	—	9,915
Preferred securities	—	—	—	—	—	—	—	—
Unearned comp.related to ESOP	—	—	—	—	—	—	—	—

	$112,398	$413,899	$315,380	$2,660	$68,920	$561,142	$(428,151)	$1,046,248

Exhibit A

TECO DIVERSIFIED, INC.

CONSOLIDATING STATEMENT OF INCOME

TWELVE MONTHS ENDED December 31, 2004

(thousands of dollars)

	TECO Solutions	TECO Coal	TECO Transport	TECO CBM	TECO Properties	TECO Diversified Parent	Eliminations	TECO Diversified (Consolidated)
Revenue	$12,325	$327,574	$249,648	$606	$12,773	$—	$—	$602,926
Expenses
Operation	9,641	333,847	182,022	333	9,930	—	—	535,773
Maintenance	3	25,698	20,119	—	457	—	—	46,277
Depreciation	351	33,603	21,796	—	452	—	—	56,202
Asset Adjustment	5,500	2,729	1,082	—	—	—	—	9,311
Goodwill impairment	—	—	—	—	—	—	—	—
Restructuring charges	—	—	—	—	—	—	—	—
Taxes-other than income	1,974	29,325	5,295	—	198	—	—	36,792
Taxes-Fed & State income	—	—	—	—	—	—	—	—

	17,469	425,202	230,314	333	11,037	—	—	684,355

Income from operations	(5,144)	(97,628)	19,334	273	1,736	—	—	(81,429)

Other income (expense)	—	—	—	—	—	—	—
Allowance for other funds...	—	—	—	—	—	—	—	—
Other income (expense), net	19,563	113,376	1	—	31	—	—	132,971
Loss on debt extinguishment	—	—	—	—	—	—	—	—
TMDP arbitration reserve	—	—	—	—	—	—	—	—
Earnings from equity investment	(335)	—	165	—	(223)	—	—	(393)

	19,228	113,376	166	—	(192)	—	—	132,578

Interest charges
Interest expense	113	11,176	4,729	—	978	—	—	16,996
Distribution on redeemable pref. sec.	—	—	—	—	—	—	—	—
Allow. for borrowed funds...	—	—	—	—	—	—	—	—

	113	11,176	4,729	—	978	—	—	16,996

Income (loss) before prov. for inc. tax	13,971	4,572	14,771	273	566	—	—	34,153
Prov for income taxes	5,581	22,828	4,602	562	142	—	—	33,715
Minority interest	—	79,603	—	—	(140)	—	—	79,463

Net (loss) income from continuing operations	8,390	61,347	10,169	(289)	284	—	—	79,901

Discontinued operations
Income (loss) from discontinued operations	(20,559)	—	—	—	—	—	—	(20,559)
Provision for income taxes	(5,604)	—	—	—	—	—	—	(5,604)

Net gain on discontinued operations	(14,955)	—	—	—	—	—	—	(14,955)

Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	—

Net (loss) income	$(6,565)	$61,347	$10,169	$(289)	$284	$—	$—	$64,946

Exhibit A

TECO DIVERSIFIED, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

TWELVE MONTHS ENDED December 31, 2004

(thousands of dollars)

	TECO Solutions	TECO Coal	TECO Transport	TECO CBM (1)	TECO Properties	TECO Diversified Parent	Eliminations	TECO Diversified (Consolidated)
Balance, beginning of period	$(13,483)	$27,554	$39,384	$(211)	$(2,514)	$32,863	$(44,303)	$39,290

Add:
Net Income	(6,565)	61,347	10,169	(289)	284	64,946	(64,946)	64,946
Earnings of sub’s	—	—	—	—	—	—	—	—
Comprehensive Income	(6,427)	—	(169)	—	—	—	—	(6,596)
Tax benefits - ESOP Dividends	—	—	—	—	—	—	—	—

	(26,475)	88,901	49,384	(500)	(2,230)	97,809	(109,249)	97,640

Deduct:
Cash dividends on capital stock
Preferred	—	—	—	—	—	—	—	—
Common	—	61,179	8,864	—	—	56,127	(70,043)	56,127
Other - Adjustment	—	—	—	—	—	—	—	—

Balance, end of period	$(26,475)	$27,722	$40,520	$(500)	$(2,230)	$41,682	$(39,206)	$41,513

(1)	Net income from TECO Coalbed Methane is classified as discontinued operations on TECO Energy’s consolidated Income Statement.

Exhibit A

TECO SOLUTIONS, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2004

(thousands of dollars)

	TECO Gas Svc	TECO Partners	TECO Propane Ventures	Prior Energy	TECO Solutions Parent	Eliminations	TECO Solutions (Consolidated)
Assets
Current Assets:
Cash and Cash Equ.	$1,013	$480	$1,492	$(2,046)	$53	$—	$992
Restricted Cash	—	—	—	—	—	—	—
Short Term Inv.	—	—	—	—	—	—	—
Receiv. less allow for uncollect.	3,273	2,679	25,460	341	26,725	(5)	58,473
Interest Receivable Affiliates	—	—	—	—	—	—	—
Current Derivative Asset	—	—	—	15	—	—	15
Inventories at average cost:						—	—
Fuel	—	—	—	—	—	—	—
Materials & Supplies	—	—	—	—	—	—	—
Prepayments & other current assets	—	172	5,951	—	—	—	6,123
Assets held for sale, current	—	—	—	—	—	—	—

	4,286	3,331	32,903	(1,690)	26,778	(5)	65,603

Investment in subsidiaries	—	—	—	—	50,988	(50,988)	—

Property, plant & equip. orig cost
Utility plant in svc - ele	—	—	—	—	—	—	—
Utility plant in svc - gas	—	—	—	—	—	—	—
CWIP	—	—	—	—	—	—	—
Other property	—	696	—	—	—	—	696

	—	696	—	—	—	—	696
Less Accum. Depr.	—	316	—	—	—	—	316
F/A valuation adjustment	—	—	—	—	—	—	—

	—	380	—	—	—	—	380

Other Assets
Intangible Asset	—	—	—	—	—	—	—
Goodwill	—	—	—	—	—	—	—
Long Term Derivative Asset	—	—	—	—	—	—	—
Investment in unconsolidated affiliates	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—
Deferred income tax	386	3,337	2,439	13,973	17,184	—	37,319
Deferred charges & other assets	—	(104)	—	—	—	—	(104)
Assets held for sale	—	—	—	—	9,200	—	9,200

	386	3,233	2,439	13,973	26,384	—	46,415

	$4,672	$6,944	$35,342	$12,283	$104,150	(50,993)	$112,398

Exhibit A

TECO SOLUTIONS, INC.

CONSOLIDATING BALANCE SHEET

December 31, 2004

(thousands of dollars)

	TECO Gas Services	TECO Partners	TECO Propane Ventures	Prior Energy	Solutions Parent	Eliminations	TECO Solutions (Consolidated)
Current liabilities
Long-term debt due w/i 1 year
Recourse	$—	$—	$—	$—	$—	$—	$—
Non-recourse	—	—	—	—	—	—	—
Notes payable	—	—	—	—	—	—	—
Accounts payable	1,111	9,540	—	(11,224)	5,969	(5)	5,391
Interest payable - Affiliates	(6)	10	—	—	—	—	4
Current Derivative Liability	—	—	—	15	—	—	15
Customer deposits	—	—	—	—	—	—	—
Interest accrued	—	—	—	—	—	—	—
Taxes accrued	(98)	3	2,540	23	332	—	2,800
Liab. Assoc w/assets held for sale, current	—	—	—	—	2,997	—	2,997

	1,007	9,553	2,540	(11,186)	9,298	(5)	11,207

Deferred income taxes	—	—	—	999	—	—	999
Investment tax credit	—	—	—	—	—	—	—
Regulatory liability-tax related	—	—	—	—	—	—	—
Other deferred credits	3,241	2,099	—	—	345	—	5,685
Liab. Assoc w/assets held for sale	—	—	—	—	—	—	—
Minority interest	—	—	—	—	—	—	—

Common stock	1	—	19,560	23,000	120,982	(42,561)	120,982
Retained earnings	423	(4,708)	13,242	(530)	(26,475)	(8,427)	(26,475)
Long term debt - not current	—	—	—	—	—	—	—
Recourse	—	—	—	—	—	—	—
Non-recourse	—	—	—	—	—	—	—
Preferred securities	—	—	—	—	—	—	—
Unearned comp.related to ESOP	—	—	—	—	—	—	—

	$4,672	$6,944	$35,342	$12,283	$104,150	$(50,993)	$112,398

Exhibit A

TECO SOLUTIONS, INC.

CONSOLIDATING STATEMENT OF INCOME

TWELVE MONTHS ENDED December 31, 2004

(thousands of dollars)

	TECO Gas Svc	TECO Partners	TECO Propane Ventures	Prior Energy	Sol. Parent	Eliminations	TECO Solutions (Consolidated)
Revenue	$1,423	$10,902	$—	$—	$—	$—	$12,325
Expenses
Operation	104	9,537	—	—	—	—	9,641
Maintenance	—	3	—	—	—	—	3
Depreciation	—	351	—	—	—	—	351
Asset impairment	—	5,500	—	—	—	—	5,500
Goodwill impairment	—	—	—	—	—	—	—
Restructuring charges	—	—	—	—	—	—	—
Taxes-other than income	1,965	—	9	—	—	—	1,974
Taxes-Fed & State income	—	—	—	—	—	—	—

	2,069	15,391	9	—	—	—	17,469

Income from operations	(646)	(4,489)	(9)	—	—	—	(5,144)

Other income (expense)	—	—	—	—	—	—
Allowance for other funds	—	—	—	—	—	—	—
Other income (expense), net	—	(129)	19,692	—	—	—	19,563
Loss on debt extinguishment	—	—	—	—	—	—	—
TMDP arbitration reserve	—	—	—	—	—	—	—
Earnings from equity investment	—	(335)	—	—	—	—	(335)

	—	(464)	19,692	—	—	—	19,228

Interest charges
Interest expense	45	135	(67)	—	—	—	113
Distribution on redeemable pref. sec.	—	—	—	—	—	—	—
Allow. for borrowed funds	—	—	—	—	—	—	—

	45	135	(67)	—	—	—	113

Income (loss) before prov. for inc. tax	(691)	(5,088)	19,750	—	—	—	13,971
Prov for income taxes	(262)	(1,946)	7,789	—	—	—	5,581
Minority interest	—	—	—	—	—	—	—

Net (loss) income from continuing operations	(429)	(3,142)	11,961	—	—	—	8,390

Discontinued operations
Income (loss) from discontinued operations	—	—	—	(229)	(20,330)	—	(20,559)
Provision for income taxes	—	—	—	217	(5,821)	—	(5,604)
Net gain on discontinued operations	—	—	—	(446)	(14,509)	—	(14,955)

Cumulative effect of change in accounting principle	—	—	—	—	—	—	—

Net (loss) income	$(429)	$(3,142)	$11,961	$(446)	$(14,509)	$—	$(6,565)

Exhibit A

TECO SOLUTIONS, INC.

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

TWELVE MONTHS ENDED December 31, 2004

(thousands of dollars)

	TECO Gas Svc	TECO Partners	TECO Propane Ventures	Prior Energy	Sol. Parent	Eliminations	TECO Solutions (Consolidated)
Balance, beginning of period (1)	$1,333	$(1,566)	$13,883	$8,668	$(42,600)	$6,799	$(13,483)

Add:
Net Income	(429)	(3,142)	11,961	(446)	(14,509)	—	(6,565)
Earnings of sub’s	—	—	—	—	7,089	(7,089)	—
Comprehensive Income	—	—	—	(6,427)	—	—	(6,427)
Tax benefits - ESOP Dividends	—	—	—	—	—	—	—

	904	(4,708)	25,844	1,795	(50,020)	(290)	(26,475)

Deduct:
Cash dividends on capital stock
Preferred	—	—	—	—	—	—	—
Common	481	—	12,602	2,325	—	(15,408)	—
Other - Adjustment	—	—	—	—	(23,545)	23,545	—

Balance, end of period	$423	$(4,708)	$13,242	$(530)	$(26,475)	$(8,427)	$(26,475)

(1)	Discontinued operations of BGA, BCH and Thermal.

Exhibit A

TWG MERCHANT

CONSOLIDATING BALANCE SHEET

December 31, 2004

(thousands of dollars)

	TWG Merchant Parent	Dell/ McAdams	Frontera	TMPV	TES	AR & AZ Operations	TPGC	Eliminations	Consolidated
Assets
Current Assets:
Cash and Cash Equ.	$525	$(29,789)	$20,110	$6,860	$951	$(31)	$1,834	$—	$460
Restricted Cash	—	—	—	—	—	—	—	—	—
Short Term Inv.	—	—	—	—	—	—	—	—	—
Receiv. less allow for uncollect.	665,761	729	2,097	1,743	5,311	2,124	411	(666,321)	11,855
Interest Receivable Affiliates	—	—	—	—	—	—	—	—	—
Current Derivative Asset	—	—	—	—	653	—	—	—	653
Inventories at average cost:	—	—	—	—	—	—	—	—	—
Fuel	—	—	—	3,498	—	—	—	—	3,498
Materials & Supplies	—	—	—	1,588	—	5	—	—	1,593
Prepayments and other current assets	626	189	—	155	1,285	—	—	—	2,255
Assets held for sale, current	—	—	—	—	—	—	128,801	—	128,801

	666,912	(28,871)	22,207	13,844	8,200	2,098	131,046	(666,321)	149,115
Investment in subsidiaries	202,098	—	—	—	—	—	—	(202,098)	—
Property, plant & equip. orig cost	—	—	—	—	—	—	—	—	—
Utility plant in svc - ele	—	—	—	78,416	—	38	—	—	78,454
Utility plant in svc - gas	—	—	—	—	—	—	—	—	—
CWIP	40	70,315	—	—	—	—	—	—	70,355
Other property	3,012	—	—	—	3,879	—	—	—	6,891

	3,052	70,315	—	78,416	3,879	38	—	—	155,700
Less Accum. Depr.	(2,555)	—	—	—	(2,122)	(21)	—	—	(4,698)
F/A Valuation Adjustment	—	—	—	—	—	—	—	—	—

	497	70,315	—	78,416	1,757	17	—	—	151,002
Other Assets
Intangible Asset	—	—	—	—	—	—	—	—	—
Goodwill	—	—	—	—	—	—	—	—	—
Long Term Derivative Asset	—	—	—	—	—	—	—	—	—
Investment in unconsolidated affiliates	—	—	—	—	—	—	—	—	—
Other investments	—	—	—	—	—	—	—	—	—
Deferred income tax	72,615	222,117	44,467	37,312	1,956	2	524,895	—	903,364
Deferred charges & other assets	—	5,184	—	3,092	—	—	—	—	8,276
Assets held for sale	—	—	—	—	—	—	2,049,916	—	2,049,916

	72,615	227,301	44,467	40,404	1,956	2	2,574,811	—	2,961,556

	$942,122	$268,745	$66,674	$132,664	$11,913	$2,117	$2,705,857	$(868,419)	$3,261,673

Exhibit A

TWG MERCHANT

CONSOLIDATING BALANCE SHEET

December 31, 2004

(thousand of dollars)

	TWG Merchant Parent	Dell/ McAdams	Frontera	TMPV	TES	AR & AZ Operations	TPGC	Eliminations	Consolidated
Current liabilities
Long-term debt due w/i 1 year	$—	$—	$—	$—	$—	$—	$—	$—	$—
Recourse	—	—	—	—	—	—	—	—	—
Non-recourse	—	—	—	—	—	—	—	—	—
Notes payable	—	—	—	—	—	—	—	—	—
Accounts payable	2,617,393	665,664	209	1,271	6,244	715	2,755	(666,322)	2,627,929
Interest payable - affiliates	2,328	—	—	—	—	—	—	—	2,328
Current derivative liability	—	—	—	—	653	—	—	—	653
Customer deposits	—	—	—	—	—	—	—	—	—
Interest accrued	—	—	—	—	—	—	—	—	—
Taxes accrued	(37)	302	—	3,202	2,118	59	—	—	5,644
Liab.assoc. w/assets held for sale, current	—	—	—	—	—	—	1,628,823	—	1,628,823

	2,619,684	665,966	209	4,473	9,015	774	1,631,578	(666,322)	4,265,377
Deferred income taxes	—	—	744	—	140	—	—	—	884
Investment tax credit	—	—	—	—	—	—	—	—	—
Regulatory liability-tax related	—	—	—	—	—	—	—	—	—
Other deferred credits	—	—	—	—	—	—	—	—	—
Liab.assoc. w/assets held for sale	—	—	—	—	—	—	672,220	—	672,220
Minority interest	—	—	—	—	—	—	—	—	—
	—	—	—	—	—	—	—	—	—
Common stock	(927,041)	(3,502)	98,506	219,289	2,123	2	1,524,845	(1,841,263)	(927,041)
Retained earnings	(750,521)	(393,719)	(32,785)	(91,098)	635	1,341	(1,122,786)	1,639,166	(749,767)
Long term debt - not current	—	—	—	—	—	—	—	—	—
Recourse	—	—	—	—	—	—	—	—	—
Non-recourse	—	—	—	—	—	—	—	—	—
Preferred securities	—	—	—	—	—	—	—	—	—
Unearned comp.related to ESOP	—	—	—	—	—	—	—	—	—

	$942,122	$268,745	$66,674	$132,664	$11,913	$2,117	$2,705,857	$(868,419)	$3,261,673

Exhibit A

TWG MERCHANT

CONSOLIDATING STATEMENT OF INCOME

TWELVE MONTHS ENDED December 31, 2004

(thousands of dollars)

	TWG Merchant Parent	Dell/ McAdams	Frontera	TMPV	TES	AR & AZ Operations	TPGC	Eliminations	Consolidated
Revenue	$—	$—	$457	$29,714	$(7,987)	$899	$—	$14,245	$37,328
Expenses
Operation	25,494	3,362	237	15,897	(14,948)	3	—	14,254	44,299
Maintenance	—	590	—	3,246	—	8	—	—	3,844
Depreciation	527	—	—	6,179	689	8	—	—	7,403
Asset adjustment	65	609,371	—	76,464	—	—	—	—	685,900
Goodwill impairment	4,757	—	—	—	—	—	—	—	4,757
Restructuring charges	275	—	—	—	235	—	—	—	510
Taxes-other than income	313	802	138	759	246	—	—	—	2,258
Taxes-Fed & State income	—	—	—	—	—	—	—	—	—

	31,431	614,125	375	102,545	(13,778)	19	—	14,254	748,971

Income from operations	(31,431)	(614,125)	82	(72,831)	5,791	880	—	(9)	(711,643)
Other income (expense)
Allowance for other funds	—	—	—	—	—	—	—	—	—
Other income (expense), net	(152,287)	—	—	5,445	98	—	—	—	(146,744)
Loss on debt extinguishment	—	—	—	—	—	—	—	—	—
TMDP arbitration reserve	—	—	—	—	—	—	—	—	—
Earnings from equity investment	(541,409)	—	—	—	—	—	—	532,193	(9,216)

	(693,696)	—	—	5,445	98	—	—	532,193	(155,960)

Income before Int. & income taxes	(725,127)	(614,125)	82	(67,386)	5,889	880	—	532,184	(867,603)
Interest charges
Interest expense	50,682	—	—	(1,278)	—	—	—	—	49,404
Distribution on redeemable pref. sec.	—	—	—	—	—	—	—	—	—
Allow. for borrowed funds	—	—	—	—	—	—	—	—	—

	50,682	—	—	(1,278)	—	—	—	—	49,404

Income before prov. for income tax	(775,809)	(614,125)	82	(66,108)	5,889	880	—	532,184	(917,007)
Prov for income taxes	(25,291)	(220,406)	133	(22,889)	2,276	347	—	1,102	(264,728)
Minority interest	—	—	—	—	—	—	—	—	—

Net (loss) Income from continuing operations	(750,518)	(393,719)	(51)	(43,219)	3,613	533	—	531,082	(652,279)
Discontinued operations
Income (loss) from discontinued operations	—	—	(51,138)	—	—	—	(144,878)	—	(196,016)
Provision for income taxes	—	—	(18,404)	—	—	—	—	1,770	(16,634)

Net (loss) gain on discontinued operations	—	—	(32,734)	—	—	—	(144,878)	(1,770)	(179,382)
	—	—	—	—	—	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	—	—

Net (loss) income	$(750,518)	$(393,719)	$(32,785)	$(43,219)	$3,613	$533	$(144,878)	$529,312	$(831,661)

Exhibit A

TWG MERCHANT

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

TWELVE MONTHS ENDED December 31, 2004

(thousands of dollars)

	TWG Merchant Parent		Dell/ McAdams	Frontera	TMPV	TES	AR & AZ Operations	TPGC	Eliminations	Consolidated
Balance, beginning of period	$(1,031,038)		$—	$—	$(47,879)	$455	$808	$(1,012,806)	$1,059,422	$(1,031,038)

Add:
Net Income	(750,518)		(393,719)	(32,785)	(43,219)	3,613	533	(144,878)	529,312	(831,661)
Comprehensive Income	(409)		—	—	—	(3,433)	—	15,328	(60)	11,426
Tax benefits - ESOP Dividends	—		—	—	—	—	—	—	—	—

	(1,781,965)		(393,719)	(32,785)	(91,098)	635	1,341	(1,142,356)	1,588,674	(1,851,273)

Deduct:
Cash dividends on capital stock
Preferred	—		—	—	—	—	—	—	—	—
Common	—		—	—	—	—	—	—	—	—
Other - Adjustment	(1,031,444	)1	—	—	—	—	—	(19,570)	(50,492)	(1,101,506)

	—		—	—	—	—	—	—	—	—
Balance, end of period	$(750,521)		$(393,719)	$(32,785)	$(91,098)	$635	$1,341	$(1,122,786)	$1,639,166	$(749,767)

1	Relates to the reorganization of TECO Wholesale Generation, Inc.

Exhibit A

TWG NON-MERCHANT CONSOLIDATED

CONSOLIDATING BALANCE SHEET

December 31, 2004

(thousands of dollars)

	Non-Merchant	Pasco	Hardee	Hamakua	TPSGO	TPSIP	Eliminations	Consolidated
Assets
Current Assets:
Cash and Cash Equ.	$7,907	$7	$1	$984	$(7,972)	$14,770	$—	$15,697
Restricted Cash	—	—	—	—	—	—	—	—
Short Term Inv.	—	—	—	—	—	—	—	—
Receiv. less allow for uncollect.	5,677	2	83,486	—	36	4,225	(89,161)	4,265
Interest Receivable Affiliates	—	—	—	—	—	—	—	—
Current Derivative Asset	—	—	—	—	—	—	—	—
Inventories at average cost:	—	—	—	—	—	—	—	—
Fuel	—	—	—	—	—	—	—	—
Materials & Supplies	—	—	—	—	—	208	—	208
Prepayments and other current assets	1,387	—	—	—	2,994	126	—	4,507
Assets held for sale, current	—	—	—	—	—	—	—	—

	14,971	9	83,487	984	(4,942)	19,329	(89,161)	24,677
Investment in subsidiaries	394,795	—	—	—	—	—	(394,795)	—
Property, plant & equip. orig cost
Utility plant in svc - ele	—	—	—	—	—	3,163	—	3,163
Utility plant in svc - gas	—	—	—	—	—	—	—	—
CWIP	3	—	—	—	—	—	—	3
Other property	43,125	—	—	—	—	—	—	43,125

	43,128	—	—	—	—	3,163	—	46,291
Less Accum. Depr.	13	—	—	—	—	1,019	—	1,032
F/A Valuation Adjustment	42,243	—	—	—	—	—	—	42,243

	872	—	—	—	—	2,144	—	3,016
Other Assets
Intangible Asset	—	—	—	—	—	—	—	—
Goodwill	—	—	—	—	3,052	56,308	—	59,360
Long Term Derivative Asset	—	—	—	—	—	—	—	—
Investment in unconsolidated affiliates	—	8	—	—	24,389	214,761	—	239,158
Other investments	—	—	—	—	—	—	—	—
Deferred income tax	21,722	—	—	651	—	1	—	22,374
Deferred charges & other assets	2,248	—	—	—	1,276	11,474	—	14,998
Assets held for sale	—	—	—	—	—	—	—	—

	23,970	8	—	651	28,717	282,544	—	335,890

	$434,608	$17	$83,487	$1,635	$23,775	$304,017	$(483,956)	$363,583

Exhibit A

TWG NON-MERCHANT CONSOLIDATED

CONSOLIDATING BALANCE SHEET

December 31, 2004

(thousand of dollars)

	Non-Merchant	Pasco	Hardee	Hamakua	TPSGO	TPSIP	Eliminations	Consolidated
Current liabilities
Long-term debt due w/i 1 year	$—	$—	$—	$—	$—	$—	$—	$—
Recourse	—	—	—	—	—	—	—	—
Non-recourse	—	—	—	—	—	870	—	870
Notes payable	—	—	—	—	—	—	—	—
Accounts payable	281,123	4	—	42	4,150	72,103	(157,344)	200,078
Interest payable - affiliates	1,168	—	—	—	—	—	—	1,168
Current derivative liability	—	—	—	—	—	—	—	—
Customer deposits	—	—	—	—	—	—	—	—
Interest accrued	—	—	—	—	—	—	—	—
Taxes accrued	5,028	1	—	2,525	—	400	—	7,954
Liab.assoc. w/assets held for sale, current	—	—	—	—	—	—	—	—

	287,319	5	—	2,567	4,150	73,373	(157,344)	210,070
Deferred income taxes	—	1	—	14	1,493	108	—	1,616
Investment tax credit	—	—	—	—	—	—	—	—
Regulatory liability-tax related	—	—	—	—	—	—	—	—
Other deferred credits	1,201	—	—	—	1,060	—	—	2,261
Liab.assoc. w/assets held for sale	—	—	—	—	—	—	—	—
Minority interest	—	—	—	—	69	—	—	69
	—	—	—	—	—	—	—	—
Common stock	168,681	7	43,888	4,926	1	75,679	(124,501)	168,681
Retained earnings	(22,593)	4	39,599	(5,872)	17,002	151,376	(202,111)	(22,595)
Long term debt- not current	—	—	—	—	—	—	—	—
Recourse	—	—	—	—	—	—	—	—
Non-recourse	—	—	—	—	—	3,481	—	3,481
Preferred securities	—	—	—	—	—	—	—	—
Unearned comp.related to ESOP	—	—	—	—	—	—	—	—

	$434,608	$17	$83,487	$1,635	$23,775	$304,017	$(483,956)	$363,583

Exhibit A

TWG NON-MERCHANT CONSOLIDATED

CONSOLIDATING STATEMENT OF INCOME

TWELVE MONTHS ENDED December 31, 2004

(thousands of dollars)

	Non-Merchant	Pasco	Hardee	Hamakua	TPSGO	TPSIP	Eliminations	Consolidated
Revenue	$843	$1	$3,967	$—	$—	$6,657	$—	$11,468
Expenses	—	—	—	—	—	—	—	—
Operation	6,013	—	3,967	—	81	5,307	—	15,368
Maintenance	—	—	—	—	—	73	—	73
Depreciation	165	—	—	—	84	524	—	773
Asset adjustment	21,125	—	—	—	—	—	—	21,125
Goodwill impairment	—	—	—	—	—	—	—	—
Restructuring charges	1	—	—	—	—	—	—	1
Taxes-other than income	53	—	—	—	—	9	—	62
Taxes-Fed & State income	—	—	—	—	—	—	—	—

	27,357	—	3,967	—	165	5,913	—	37,402

Income from operations	(26,514)	1	—	—	(165)	744	—	(25,934)
Other income (expense)
Allowance for other funds	—	—	—	—	—	—	—	—
Other income (expense), net	844	—	67	105	647	7,128	—	8,791
Loss on debt extinguishment	—	—	—	—	—	—	—	—
TMDP arbitration reserve	—	—	—	—	—	—	—	—
Earnings from equity investment	32,275	—	—	500	11,374	33,803	(32,274)	45,678

	33,119	—	67	605	12,021	40,931	(32,274)	54,469

Income before Int. & income taxes	6,605	1	67	605	11,856	41,675	(32,274)	28,535
Interest charges
Interest expense	14,446	—	—	—	—	324	—	14,770
Distribution on redeemable pref. sec.	—	—	—	—	—	—	—	—
Allow. for borrowed funds	—	—	—	—	—	—	—	—

	14,446	—	—	—	—	324	—	14,770

Income before prov. for income tax	(7,841)	1	67	605	11,856	41,351	(32,274)	13,765
Prov for income taxes	14,752	—	(24)	278	1,040	427	—	16,473
Minority interest	—	—	—	—	—	—	—	—

Net (loss) Income from continuing operations	(22,593)	1	91	327	10,816	40,924	(32,274)	(2,708)
Discontinued operations
Income (loss) from discontinued operations	—	—	—	—	—	—	—	—
Provision for income taxes	—	—	—	—	—	—	—	—

Net (loss) gain on discontinued operations	—	—	—	—	—	—	—	—
Cumulative effect of change in accounting principle	—	—	—	—	—	—	—	—

Net (loss) income	$(22,593)	$1	$91	$327	$10,816	$40,924	$(32,274)	$(2,708)

Exhibit A

TWG NON-MERCHANT CONSOLIDATED

CONSOLIDATING STATEMENT OF RETAINED EARNINGS

TWELVE MONTHS ENDED December 31, 2004

(thousands of dollars)

	Non-Merchant	Pasco	Hardee	Hamakua	TPSGO	TPSIP	Eliminations	Consolidated
Balance, beginning of period	$—	$4	$35,507	$7,484	$6,186	$110,455	$(165,835)	$(6,199)

Add:
Net Income	(22,593)	1	91	327	10,816	40,924	(32,274)	(2,708)
Comprehensive Income	—	—	—	—	—	(2)	—	(2)
Tax benefits - ESOP Dividends	—	—	—	—	—	—	—	—

	(22,593)	5	35,598	7,811	17,002	151,377	(198,109)	(8,909)

Deduct:
Cash dividends on capital stock
Preferred	—	—	—	—	—	—	—	—
Common	—	—	—	13,683	—	—	—	13,683
Other - Adjustment	—	1	(1)	—	—	1	2	3
	—	—	—	—	—	—	—	—

Balance, end of period	$(22,593)	$4	$35,599	$(5,872)	$17,002	$151,376	$(198,111)	$(22,595)

EXHIBIT B

ORGANIZATIONAL CHART

SHOWING THE RELATIONSHIP OF EACH EWG

OR FOREIGN UTILITY COMPANY TO ASSOCIATE COMPANIES

IN THE HOLDING-COMPANY SYSTEM

1.	TECO Energy, Inc.

TECO Wholesale Generation, Inc.

TWG Non-Merchant, Inc.

TPS Guatemala One, Inc.

Tampa Centro Americana de Electricidad,

Ltda. – TCAE (an EWG)

2.	TECO Energy, Inc.

TECO Wholesale Generation, Inc.

TWG Non-Merchant, Inc.

TPS International Power, Inc.

TPS de Ultramar, Ltd.

TPS de Ultramar Guatemala, S.A.

Distribucion Electrica CentroAmericana II,

S.A.- DECA II

Empressa Electrica de Guatemala, S.A. EEGSA

(a foreign utility company)

3.	TECO Energy, Inc.

TECO Wholesale Generation, Inc.

TWG Non-Merchant, Inc.

TPS International Power, Inc.

TPS San Jose International, Inc.

TPS San Jose, LDC

TPS Palmera, LDC

Palm Import and Export Corporation

San Jose Power Holding Company, Ltd.

Central Generadora Electric San Jose, S.R.L. -

CGESJ (an EWG and a foreign utility company)

4.	TECO Energy, Inc.

TECO Wholesale Generation, Inc.

TWG Merchant, Inc.

TM Power Ventures, LLC

TM Delmarva Power LLC

Commonwealth Chesapeake Company, LLC - CCC (an EWG)

EXHIBIT B

5.	TECO Energy, Inc.

TECO Wholesale Generation, Inc.

TWG Merchant, Inc.

Dell Holding, LLC

TPS Dell, LLC (an EWG)

6.	TECO Energy, Inc.

TECO Wholesale Generation, Inc.

TWG Merchant, Inc.

McAdams Holding, LLC

TPS McAdams, LLC (an EWG)

7.	TECO Energy, Inc.

TECO Wholesale Generation, Inc.

TWG Merchant, Inc.

TPS LP, Inc.

TPS GP, Inc.

TECO - Panda Generating Company, LP

Union Power I, LLC

Union Power II, LLC

Union Power Partners, LP (an EWG)

8.	TECO Energy, Inc.

TECO Wholesale Generation, Inc.

TWG Merchant, Inc.

TPS LP, Inc.

TPS GP, Inc.

TECO-Panda Generating Company, LP

Panda Gila River I, LLC

Panda Gila River II, LLC

Panda Gila River, LP (an EWG)